CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,929,000	$115.11

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $247,577.07 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $115.11 offset against the registration fee due for this offering and of which $247,461.96 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 54 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-II dated November 21, 2008	Registration Statement No. 333-155535 Dated January 16, 2009 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,929,000 Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index due February 19, 2010

General

  The notes are designed for investors who seek a return of 1.5 times the appreciation of a weighted basket of two domestic equity indices, up to a maximum total return on the notes of 23% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 19, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on January 16, 2009 and are expected to settle on or about January 22, 2009. The pricing date, for purposes of these notes, is the day we determined the Upside Leverage Factor and the Maximum Total Return and, accordingly, reflects the day that the terms of the notes became final.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the Russell 2000® Index (“RTY”) and the S&P 500® Index (“SPX”) (each a “Basket Index,” and together, the “Basket Indices”).
Component Weightings:	The Russell 2000® Index Weighting is 25% and the S&P 500® Index Weighting is 75% (each a “Component Weighting,” and collectively, the “Component Weightings”).
Upside Leverage Factor:	1.5
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.5, subject to the Maximum Total Return on the notes of 23% at maturity. For example, if the Basket Return is equal to or greater than 15.333%, you will receive the Maximum Total Return on the notes of 23%, which entitles you to a maximum payment at maturity of $1,230 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 × (Basket Return × 1.5)]

Your principal is protected against up to a 15% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + 15%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on January 14, 2009, based on an Index closing level on that date of 842.62 for the S&P 500® Index and 453.17 for the Russell 2000® Index.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:
100 × [1 + (Russell 2000® Index Return × Russell 2000® Index Weighting)+ (S&P 500® Index Return × S&P 500® Index Weighting)]

Each of the Russell 2000® Index Return and the S&P 500® Index Return reflects the performance of the respective Basket Index, expressed as a percentage, from the relevant Basket Index closing level on January 14, 2009 to the relevant Basket Index closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-II.

Observation Date:	February 16, 2010†
Maturity Date:	February 19, 2010†
CUSIP:	48123LZK3
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-II.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$11	$989

Total	$2,929,000	$32,219	$2,896,781

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-152 of the accompanying product supplement no. 39-A-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

January 16, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-II dated November 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-II dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241136/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.5, up to the Maximum Total Return on the notes of 23% (or a maximum payment at maturity of $1,230 for every $1,000 principal amount note). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the Ending Basket Level declines by more than 15%, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  DIVERSIFICATION AMONG THE BASKET INDICES — The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about each Basket Index, see the information set forth under “The S&P 500® Index” and “The Russell 2000® Index” in the accompanying product supplement no. 39-A-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-II. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-II, or as “contingent payment debt instruments.”
  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the equity securities of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-II dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 23% of the principal amount, regardless of the appreciation of the Basket, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Basket Indices. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Indices;
    interest and yield rates in the market generally as well as in each of the markets of the securities underlying the Basket Indices;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	PS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Starting Basket Level of 100, the Upside Leverage Factor of 1.5 and the Maximum Total Return on the notes of 23%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.000%	23.00%
170.00	70.000%	23.00%
160.00	60.000%	23.00%
150.00	50.000%	23.00%
140.00	40.000%	23.00%
130.00	30.000%	23.00%
120.00	20.000%	23.00%
115.33	15.333%	23.00%
115.00	15.000%	22.50%
110.00	10.000%	15.00%
105.00	5.000%	7.50%
102.50	2.500%	3.75%
101.00	1.000%	1.50%
100.00	0.000%	0.00%
95.00	-5.000%	0.00%
90.00	-10.000%	0.00%
85.00	-15.000%	0.00%
80.00	-20.000%	-5.00%
70.00	-30.000%	-15.00%
60.00	-40.000%	-25.00%
50.00	-50.000%	-35.00%
40.00	-60.000%	-45.00%
30.00	-70.000%	-55.00%
20.00	-80.000%	-65.00%
10.00	-90.000%	-75.00%
0.00	-100.000%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 110.
Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100 and the Basket Return of 10% multiplied by 1.5 does not exceed the Maximum Total Return of 23%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (10% × 1.5)] = $1,150

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90.
Because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 1.5 exceeds the Maximum Total Return of 23%, the investor receives a payment at maturity of $1,230 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.
Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 15%)] = $850

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $150 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-100% + 15%)] = $150

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	PS-3

Historical Information

The following graphs set forth the historical performance of the S&P 500® Index and the Russell 2000® Index as well as the Basket as a whole from January 2, 2004 through January 16, 2009. The graph of the historical Basket performance assumes the Basket level on January 2, 2004 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on January 16, 2009 was 850.12. The closing level of the Russell 2000® Index on January 16, 2009 was 466.45.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical closing levels of each Basket Index and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Russell 2000® Index and the S&P 500® Index	PS-4